NET Power Inc.

410 Hunt Street, Suite 410

Durham, North Carolina 27701

July 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NET Power Inc.
Registration Statement on Form S-1
File No. 333-273183

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-273183) filed by NET Power Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on July 7, 2023 (the “Registration Statement”). To provide the staff of the Division of Corporation Finance of the Commission sufficient time to perform its customary screening and review of registration statements prior to their effectiveness, pursuant to Rule 473(a) of the Securities Act of 1933, as amended, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the front cover page of the Registration Statement:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, securities counsel to the Company, at (214) 972-1673 or lanchi.huynh@kirkland.com if you have any questions or concerns regarding this matter.

Very truly yours,

NET POWER INC.

By:	/s/ Akash Patel
Name: Title:	Akash Patel Chief Financial Officer

cc:	Matthew Pacey, P.C. (Kirkland & Ellis LLP)
Lanchi Huynh (Kirkland & Ellis LLP)